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EASTMAIN

NEWS RELEASE

SIDEX, Contrarian Fund Complete private placements in Eastmain

Trading Symbol: ER – The Toronto Stock Exchange July 29, 2003

Eastmain Resources Inc. (TSE: ER) is pleased to announce the closing of two private placements totaling $600,000. Quebec mining fund SIDEX societe en commandite LP has purchased 1,000,000 units at a price of $0.35 per unit for gross proceeds of $350,000. Each unit consists of one common share of Eastmain Resources Inc., one-half of one share purchase warrant at a price of $0.45 and one-half of one share purchase warrant at a price of $0.60. Each whole warrant gives SIDEX the right to buy one common share of Eastmain for a period of 18 months. This is the second financing SIDEX has completed in Eastmain. In September 2002 SIDEX contributed $500,000 towards exploration at Clearwater.

Funds from SIDEX will finance trenching and drilling of high priority targets both at the Eau Claire gold deposit and regionally within the Clearwater property. These funds qualify for provincial incentive rebates. As of June 12, 2003, 45% of all eligible exploration expenditures will be refunded to the Company upon filing year-end statements.

The Contrarian Resource Fund 2003 Limited Partnership has also completed an offering of 694,445 units at a price of $0.36 per unit for gross proceeds of $250,000. Each unit consists of one flow-through share and one-half of one share purchase warrant. Each whole warrant is exercisable for 12 months at 45 cents per share. In an earlier financing (*Jan 2001 news release*) the Contrarian Fund contributed $262,500 toward the exploration of properties held by Eastmain.

The 2003 Contrarian placement will finance gold exploration at Eastmain's newly acquired Reserve Creek project, located in the Uchi Belt of Ontario. Funding will contribute to a surface program of geochemical sampling, geological mapping and geophysical surveys designed to outline deposit and regional drill-targets within a nine-kilometre-long favourable gold trend.

Discovery potential at Reserve Creek is excellent. Numerous world-class ore bodies, like the Red Lake and Campbell gold mines and former producers Pickle Crow and Central Patricia, have been discovered in the Uchi Belt. Slam Exploration is currently funding a 7-hole drill program to confirm the grade and thickness of the Williamson A, B and C gold zones at Reserve Creek.

Eastmain's President, Don Robinson, is pleased with the contributions from SIDEX and the Contrarian Fund. - "By making a second placement in the Company, both institutions have shown their confidence in our projects and our people."

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.



EASTMAIN

NEWS RELEASE

Eastmain eliminates back-in option at Clearwater
$1 Million drilling & trenching program underway

Trading Symbol: ER – The Toronto Stock Exchange July 30, 2003

Eastmain Resources Inc. (TSX: ER) is pleased to announce that SOQUEM has waived its back-in right to Clearwater in exchange for 1 million common shares of the Corporation. In March 2002, Eastmain and SOQUEM entered into a Memorandum of Understanding (MOU) defining terms enabling the Corporation to acquire a 75% interest in the Clearwater Project. Under the terms of the MOU, SOQUEM granted Eastmain the option to earn an additional 25% interest in the Property in exchange for $2.5 Million in work expenditures over a four-year period. Upon Eastmain exercising its option, SOQUEM held a one-time, 60-day, back-in right to earn 25% interest in the Property for $3.0 Million in work expenditures over a five-year period.

Through government exploration-incentive financial rebates Eastmain has been able to reduce its net expenditures at Clearwater by 60% while essentially cutting the earn-in period in half. A comprehensive million-dollar trenching and drilling program is under way. The objectives of the program are to increase the gold resource at Eau Claire, discover new zones of potential mineralization and to complete the Company's 75% earn-in requirements –two years ahead of schedule.

2003 exploration will focus on drilling the Eau Claire gold deposit near surface and at depth. Surface work will concentrate on testing regional rock and soil anomalies coincident with favourable geophysical signatures in the western third of the property. As part of the current program Eastmain has completed two holes in the Eau Claire deposit area. ER-03-19 and ER-03-20, were drilled to test the depth extension of the known gold zone along a central southeastern trend or "rake" containing above average gold grades and vein thicknesses. Assays are pending.

Drilling will continue to evaluate this gold-enriched trend at depth. The drill program will test both lateral and vertical extensions of the main group of gold-bearing veins (D, G, H, I, P and JQ) near the eastern and western limits of the deposit. Drilling will also test for the extension of a gold-copper-silver-rich sulphide zone located south of the main group of veins, which was discovered during last year's program.

In a recent budget update the government of Quebec announced that it would honour existing incentive programs to June 12, 2003. As of June 12th all eligible exploration expenditures will qualify for financial rebates at 45%. The elimination of SOQUEM's back-in combined with rebates allows Eastmain to maintain management of the project and accelerate exploration.

Eau Claire contains an estimated total mineral resource of 2,666,493 tonnes grading 6.75 grams gold per tonne (7.37 g/t uncut), calculated by Robert A. Campbell, P. Geo and Qualified Person. This includes an indicated resource of 1,024,968 tonnes at 8.15 g/t gold (9.43 g/t uncut) and an inferred resource of 1,641,525 tonnes at 5.88 g/t gold (6.08 g/t uncut). – *News release May 1, 2003.*

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost, profitable ore deposits in Canada. The Company is listed on The Toronto Stock Exchange trading under the symbol "ER".

SOQUEM INC. is a wholly owned subsidiary of SGF Mineral Inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.